Exhibit 99.1

Press Release

AC Immune Holds its Extraordinary General Meeting and Appoints Monica Shaw, M.D., and Prof. Monika Bütler, Dr. oec., to its Board of Directors

Dr. Shaw is a pharmaceutical industry expert who has been involved in advancing more than 15 therapeutic products from first-in-human studies through commercialization

Prof. Bütler is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce

Lausanne, Switzerland, October 29, 2021 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that the Company held an extraordinary general meeting (EGM) and elected Monica Shaw, M.D., and Prof. Monika Bütler, Dr. oec., to its Board of Directors. Dr. Shaw and Prof. Bütler replace Mr. Martin Velasco and Peter Bollmann, Ph.D., who stepped down from the Board following the EGM.

Douglas Williams, Ph.D., Chairman of the Board of Directors of AC Immune, commented: “Dr. Shaw and Prof. Bütler are accomplished industry leaders with complementary skill sets and we are delighted to welcome them to the Board. Dr. Shaw’s extensive executive and drug development experience, together with Prof. Bütler’s deep expertise in finance and economics, will be invaluable as we work to revolutionize the diagnosis and treatment of Alzheimer’s and other neurodegenerative diseases. We are eager to begin working with them and look forward to benefiting from their strategic insights. We also extend our sincere thanks to Mr. Velasco and Dr. Bollmann, as their contributions as Directors helped to establish AC Immune’s position as an industry leader.”

Dr. Shaw commented: “Joining AC Immune’s Board is a truly exciting opportunity. The Company is at the forefront of its field with a unique precision medicine approach that properly recognizes the complexity of neurodegenerative disease as well as the importance of earlier intervention. I look forward to working with my fellow Directors to provide valuable insights and guidance as the Company advances its industry-leading strategy.”

Prof. Bütler commented: “It is an honor to join AC Immune’s Board. The Company has an impressive track record of establishing partnerships with industry leaders to achieve an optimal risk-benefit balance for creating shareholder value while growing its pipeline. It also has a strong balance sheet and the backing of a high-quality investor syndicate, which I believe leaves the Company poised for sustained success.”

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Prior to the meeting, the Board withdrew agenda items 2.1, 2.2 and 2.3.

The meeting was held in accordance with the requirements of the Covid-19 Ordinance 3, issued by the Swiss Federal Council.

Appointee Bios

Monica Shaw, M.D., is a pharmaceutical industry expert who has held senior leadership positions and was involved in advancing more than 15 therapeutic products from first-in-human studies through regulatory approvals and commercialization across multiple geographies. She also played key business development roles in company acquisition and integration and co-development partnerships. Through her work, Dr. Shaw gained extensive specialty experience in the fields of dermatology, immuno-inflammation, HIV, neurology, and oncology.

Currently, Dr. Shaw is Executive Vice President Head Region Europe, Canada, Australia, for Leo Pharma. She has previously held broad leadership roles at other leading pharmaceutical companies, including as Vice President Commercial Head Asia Pacific region at GSK/ViiV Healthcare, and Medical Director and Chief Scientific Officer UK for Novartis, in addition to previous leadership positions at Norgine, Shire and Merck KGaA.

Dr. Shaw holds an M.D. from the University of Oxford Medical School and is a Member of the Royal College of Physicians.

Prof. Monika Bütler, Dr. oec., is a leading Swiss economist and former Vice President of the independent Swiss Covid-19 Science Taskforce. She is a member of the Board of Directors and the audit committees of both Schindler Holding AG and Huber & Suhner AG. Prof. Bütler is also a member of the Swiss National Bank’s Council, where she serves on the remuneration committee. Her international economic expertise is in public policy and managerial economics, including an advisory role to the World Bank and work in the U.S. and Europe. Prof. Bütler is a Vice President of the Foundation Board of the Gebert Rüf Foundation, a science and innovation foundation that supports entrepreneurial projects which are committed to achieving an impact.

Prof. Bütler holds a Doctorate in Economics from the University of St. Gallen, a Doctorate Honoris Causa from the University of Lausanne, and a Diploma in Mathematics/Physics from the University of Zurich.

About AC Immune SA

AC Immune SA is clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies

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including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP and RU. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, and NO.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Yves Kremer, Ph.D. AC Immune Phone: +41 21 345 91 90 Email: yves.kremer@acimmune.com
U.S. Media Shani Lewis LaVoie Health Science Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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